Birkenstock Holding PLC • 1-2 Berkeley Square • London W1J 6EA • U.K.	Birkenstock Holding PLC 1-2 Berkeley Square London W1J 6EA U.K.

April 9, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance - Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Melissa Gilmore and Mr. Kevin Woody

Re:	Birkenstock Holding plc
Form 20-F for the Fiscal Year Ended September 30, 2024
File No. 001-41836

– REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED MARCH 27, 2025 –

Dear Ms. Gilmore and Mr. Woody:

We are writing in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Birkenstock Holding plc (“we,” “us,” “our,” or the “Company”), dated March 27, 2025, in which the Staff requested certain information regarding our Form 20-F filing for the fiscal year ended September 30, 2024. As discussed via E-mail with Ms. Gilmore, we would like to request an extension to the filing deadline for our response as the Company needs more time to gather information and prepare its responses. Currently, a response was requested by the Staff within 10 business days. We respectfully request the Staff to grant an extension of such time and allow the Company to respond to the Staff’s letter dated March 27, 2025 by April 16, 2025.

Thank you for your consideration of our request for an extension. If you have any further questions, please feel free to contact our counsel, Leo Borchardt, Esq., of Davis Polk & Wardwell London LLP, at +44-20-7418-1334 or by email at leo.borchardt@davispolk.com.

Sincerely,

/s/ Ivica Krolo
Ivica Krolo
Chief Financial Officer
(principal financial officer)